SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                   FORM U-3A-2

     Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1

                              CH ENERGY GROUP, INC.

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 ("Act") and submits the following information:

         1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR
(EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

         The following response is as of December 31, 1999:

         CH Energy Group, Inc. ("Claimant") is a corporation organized and existing under the State of New York. Claimant is a holding company, which acquires businesses and holds securities and/or interests in other corporations, partnerships and/or businesses. Claimant's principal place of business is 284 South Avenue, Poughkeepsie, New York 12601-4879. Claimant became a holding company under the Act on December 15, 1999 and, as of that date, has the following subsidiaries other than any EWG:


         Name and Location                     State of
             of Company                      Organization                      Nature of Business
---------------------------------------------------------------------------------------------------------------------
1.  Central Hudson Gas & Electric        New York             Generation, Transmission and distribution of
Corporation, Poughkeepsie, New York                           electricity and the transmission and distribution of
("Central Hudson")                                            natural gas in New York State except that certain
                                                              wholesale sales of electricity are made, from time to
                                                              time, to out of State utilities. Central Hudson's
                                                              "franchise territory" generally extends about 85 miles
                                                              along the Hudson River and about 25 to 40 miles east
                                                              and west of such River. The southern end of that
                                                              territory is about 25 miles north of New York City and
                                                              the northern end is about 10 miles south of the City of
                                                              Albany, N.Y.
---------------------------------------------------------------------------------------------------------------------
2.  Phoenix Development Corporation,     New York             Real estate holding company for Central Hudson.
Poughkeepsie, New York ("Phoenix")
---------------------------------------------------------------------------------------------------------------------
3.  Central Hudson Energy Services,      New York             Invests in energy related business; currently owns,
Inc., Poughkeepsie, New York                                  directly or indirectly, the affiliates referred to
("Services")                                                  in 4-11 below.
---------------------------------------------------------------------------------------------------------------------
4.  Central Hudson Enterprises           New York             Markets electric, gas and oil related services; and
Corporation, Poughkeepsie, New York                           conducts energy audits and provides related services.
("CHEC")
---------------------------------------------------------------------------------------------------------------------
5.  Greene Point Development             New York             Develops, invests in and/or operates energy related
Corporation, Poughkeepsie, New York                           businesses.
("Greene Point")
---------------------------------------------------------------------------------------------------------------------
6. Prime Industrial Energy Services,     New York             Operates a heating, ventilation and air-conditioning
Inc.,  Poughkeepsie, New York ("Prime                         business.
Industrial")
---------------------------------------------------------------------------------------------------------------------
7.  Scasco, Inc., Winsted, Connecticut   Connecticut          Conducts a fuel oil business in Connecticut.
("Scasco")
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
8.  Island Sound Commercial Energy       Delaware             Sells natural gas to customers in Connecticut and
Sales, Inc., Winsted, Connecticut                             Rhode Island.
("Island Sound")                                              (Merged into Scasco on 12/31/99.)
---------------------------------------------------------------------------------------------------------------------
9.  CH Niagara Properties, Inc.,         New York             Owns real property interests on which an affiliate
Niagara Falls, New York ("CH Niagara")                        (CH Resources, Inc.), an EWG, operates an "eligible
                                                              facility".
---------------------------------------------------------------------------------------------------------------------
10.  CH Syracuse Properties, Inc.,       New York             Owns real property interests on which an affiliate
Syracuse, New York ("CH Syracuse")                            (CH Resources, Inc.), an EWG, operates an "eligible
                                                              facility".
---------------------------------------------------------------------------------------------------------------------

         2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

         The following response is as of December 31, 1999:

            Generating Station, Location                                             Net Capability (98-99)
                and Percent Ownership                              Fuel                Summer        Winter
---------------------------------------------------------------------------------------------------------------------
Danskammer Plant, Roseton NY -- Hudson River (100%)     oil, natural gas and coal               500           501
---------------------------------------------------------------------------------------------------------------------
Roseton Plant, Roseton, NY -- Hudson River (35%)        oil and natural gas                     425           414
---------------------------------------------------------------------------------------------------------------------
Neversink Hydro Station, Neversink, NY -- Neversink     water                                    23            22
Reservoir Aqueduct Tunnel (100%)
---------------------------------------------------------------------------------------------------------------------
Dashville Hydro Station, Rifton, NY -- Wallkill River   water                                     5             5
(100%)
---------------------------------------------------------------------------------------------------------------------
Sturgeon Pool Hydro Station, Rifton, NY -- Wallkill     water                                    16            16
River (100%)
---------------------------------------------------------------------------------------------------------------------

                                       3

---------------------------------------------------------------------------------------------------------------------
High Falls, Hydro Station, High Falls, NY  -- Ranted    water                                     3             3
Creek (100%)
---------------------------------------------------------------------------------------------------------------------
Coxsackie Gas Turbine, Coxsackie, New York (100%)       kerosene or natural gas                  19            24
---------------------------------------------------------------------------------------------------------------------
South Cairo Gas Turbine, Cairo, New York (100%)         kerosene or natural gas                  18             21
---------------------------------------------------------------------------------------------------------------------
Nine Mile Point Unit 2, Oswego, NY --Lake Ontario (9%)  nuclear                                 103           105
                                                                                                ---           ---
---------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                         1,112         1,111
                                                                                              =====         =====
---------------------------------------------------------------------------------------------------------------------

         Central Hudson is in the process of auctioning its interests in the Danskammer Plant and the Roseton Plant. It is presently expected that its interests will be sold by early 2001.

         As of December 31, 1999, Central Hudson's electric transmission and distribution systems were comprised of 87 substations with a rated transformer capacity of approximately 6,321,674 kVA, approximately 593 circuit miles of overhead transmission lines, approximately 4.2 cable miles of underground transmission lines, approximately 7,333 conductor miles of overhead distribution lines and approximately 881 cable miles of underground distribution cables. Only a part of such transmission and distribution lines is located on property owned by Central Hudson. The electric system of Central Hudson is directly interconnected with other electric utility systems in New York, Connecticut, and New Jersey, and indirectly interconnected with most of the electric utility systems in the United States. Transmission Circuit Miles include: 345, 115 and 69 kV. Distribution Conductor Miles include: 34.5/33, 14.4, 13.2, 4.8 and 4.16 kV. The transformer kVA value is the summation of transformers' top nameplate ratings; the summation of Summer Normal ratings would be higher. Generator step-up transformers are included; spare transformers and generation station auxiliary transformers are excluded.

         Natural gas is delivered by transmission pipeline to Central Hudson at four locations: the Cedar Hill (NY) Gate Section interconnection with Tennessee Gas Pipeline Company ("Tennessee"), the Pleasant Valley (NY) Gate Station interconnection with Iroquois Gas Transmission System, L.P., the Mahopac (NY) Gate Station interconnection with Algonquin Gas Transmission Company and the Tuxedo (NY) Gas Station interconnection with Columbia Gas Transmission Company ("Columbia"). Natural Gas is distributed to approximately 62,426 industrial, commercial and residential customers through a network of 160 miles of transmission pipeline and more than 996 miles of distribution mains. Central Hudson owns and operates propane-air peaking facilities at Poughkeepsie and Newburgh, NY which are each nominally rated at 8,000 MSCF per day of injection capability into the distribution system. In addition, Central Hudson has entered into long-term contracts with National Fuel Gas Corporation, Columbia, Tennessee and CNG Transmission Corporation for a maximum total of 3.4 BCF of storage, located in various fields in the eastern United States.

         3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

         The following responses are as of December 31, 1999:

         Claimant and its subsidiaries, other than Central Hudson, are not "public utility companies" for the purposes of the Act.

         (a) NUMBER OF KWH. OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE), AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

                                  Electric (Kwhrs.)             Gas (Dth)
                                  -----------------             ---------
         Claimant                       None                       None

         Central Hudson     Retail:    4,555,489,000           10,665,264
                            Wholesale: 1,232,453,000            3,528,378

         (b) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

                                  Electric (Kwhrs.)             Gas (Dth)
                                  -----------------             ---------
         Claimant                       None                      None

         Central Hudson                 None                      None

         (c) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

                                  Electric (Kwhrs.)             Gas (Dth)
                                  -----------------             ---------
         Claimant                       None                      None

         Central Hudson                63,083,000                 None

         (d) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE.

                                  Electric (Kwhrs.)             Gas (Dth)
                                  -----------------             ---------
         Claimant                       None                      None

         Central Hudson                 None                      None

         4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

         (a) NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS:

         CH Resources, Inc. ("Resources"), a New York corporation, with offices at 110 Main Street, Poughkeepsie, New York, is an EWG because it owns and operates the following "eligible facilities" and the electricity generated thereat is sold to wholesale customers:

                  (i) A 100 megawatt ("MW") combined cycle gas turbine located at 300 Belle Isle Road, Solvay, New York.

                  (ii) A 100 MW combined cycle gas turbine located at 3 Main Street, Beaver Falls, New York.

                  (iii) A 50 MW coal-burning fluidized bed cogeneration plant located at 5300 Frontier Avenue, Niagara Falls, New York.

         (b) NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY; AND DESCRIPTION OF THE INTEREST HELD.

         Claimant owns 100% of Resources.

         (c) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

         At December 31, 1999, Claimant had no capital invested in Resources. At that date, Central Hudson had capital invested in Resources of $34,226,000.00 comprised of the following:

                  Debt:   $         0.00
                  Equity: $34,226,000.00

         (d) CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

         Resources capitalization and earnings were $33,780,677.00 and ($81,276.00) at December 31, 1999, respectively.

         (e) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

         None.

EXHIBIT A.

         A CONSOLIDATING STATEMENT OF INCOME AND SURPLUS OF THE CLAIMANT AND ITS SUBSIDIARY COMPANIES FOR THE LAST CALENDAR YEAR, TOGETHER WITH A CONSOLIDATING BALANCE SHEET OF CLAIMANT AND ITS SUBSIDIARY COMPANIES AS OF THE CLOSE OF SUCH CALENDAR YEAR.

         The consolidating financial statements, as of December 31, 1999, are attached hereto as Exhibit A.

EXHIBIT B.

         IF, AT THE TIME A REPORT ON THIS FORM IS FILED, THE REGISTRANT IS REQUIRED TO SUBMIT THIS REPORT AND ANY AMENDMENTS THERETO ELECTRONICALLY VIA EDGAR, THE REGISTRANT SHALL FURNISH A FINANCIAL DATA SCHEDULE. THE SCHEDULE SHALL SET FORTH THE FINANCIAL AND OTHER DATA SPECIFIED BELOW THAT ARE APPLICABLE TO THE REGISTRANT ON A CONSOLIDATED BASIS.

         The Financial Data Schedule, as of December 31, 1999, is attached hereto as Exhibit B.

EXHIBIT C.

         AN ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES IN THE HOLDING-COMPANY SYSTEM.

         The Organizational Chart, as of December 31, 1999, is attached hereto as Exhibit C.

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 29th day of February, 2000.

                                 CH ENERGY GROUP, INC.


                                 By:   /s/ STEVEN V. LANT
                                       -----------------------------------------
                                           Steven V. Lant
                                           Chief Financial Officer and Treasurer
Corporate Seal

Attest:

/s/ GLADYS L. COOPER
--------------------
    Gladys L. Cooper
    Corporate Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Steven V. Lant
Chief Financial Officer and Treasurer
CH Energy Group, Inc..
284 South Avenue
Poughkeepsie, New York 12601-4879

                                    EXHIBIT A

                      CONSOLIDATING FINANCIAL STATEMENTS OF
                              CH ENERGY GROUP, INC.
                             AS OF DECEMBER 31, 1999

CONSOLIDATED BALANCE SHEET
(In Thousands)
                                                            December 31,

ASSETS
                                                          1999           1998
                                                       ----------     ----------
Utility Plant
  Electric .......................................     $1,250,456     $1,222,743
  Gas ............................................        164,767        158,165
  Common .........................................        100,659         94,271
  Nuclear fuel ...................................         42,847         42,317
                                                       ----------     ----------
                                                        1,558,729      1,517,496

  Less: Accumulated depreciation .................        638,910        597,383
        Nuclear fuel amortization ................         38,354         35,381
                                                       ----------     ----------
                                                          881,465        884,732

  Construction work in progress ..................         39,951         43,512
                                                       ----------     ----------
    Net Utility Plant ............................        921,416        928,244
                                                       ----------     ----------

Other Property and Plant .........................         31,544         19,059
                                                       ----------     ----------

Investments and Other Assets
  Prefunded pension costs ........................         46,038         40,218
  Other ..........................................         21,226         18,209
                                                       ----------     ----------
    Total Investments and Other Assets ...........         67,264         58,427
                                                       ----------     ----------

Current Assets
  Cash and cash equivalents ......................         20,385         10,499
  Accounts receivable from customers -
   net of allowance for doubtful accounts;
   $2.9 million in 1999 and $2.4 million
   in 1998 .......................................         57,600         45,564
  Accrued unbilled utility revenues ..............         16,327         15,233
  Other receivables ..............................          4,092          4,555
  Materials and supplies, at average cost:
    Fuel .........................................         19,053         11,797
    Construction and operating ...................         12,432         11,790
  Special deposits and prepayments ...............         17,533         34,823
                                                       ----------     ----------
    Total Current Assets .........................        147,422        134,261
                                                       ----------     ----------

Deferred Charges
  Regulatory assets (Note 2) .....................        137,487        149,261
  Unamortized debt expense .......................          5,016          5,062
  Other ..........................................         25,750         21,724
                                                       ----------     ----------
    Total Deferred Charges .......................        168,253        176,047
                                                       ----------     ----------

           TOTAL ASSETS ..........................     $1,335,899     $1,316,038
                                                       ==========     ==========

                               ------------------

CONSOLIDATED BALANCE SHEET  (CONT'D)
(In Thousands)
                                                    December 31,
CAPITALIZATION AND LIABILITIES                   1999          1998
                                                 ----          ----
Capitalization
 Common Stock Equity
   Common stock, $.10 par value
    (Note 6) ..........................   $     1,686    $    87,775
   Paid-in capital (Note 6) ...........       351,230        284,465
   Retained earnings ..................       132,796        133,287
   Reacquired capital stock (Note 6) ..            --        (27,143)
   Capital stock expense ..............        (1,306)        (6,204)
                                          -----------    -----------
    Total Common Stock Equity .........       484,406        472,180
                                          -----------    -----------

 Cumulative Preferred Stock (Note 6)
   Not subject to mandatory redemption         21,030         21,030
   Subject to mandatory redemption ....        35,000         35,000
                                          -----------    -----------
    Total Cumulative Preferred Stock ..        56,030         56,030
                                          -----------    -----------

 Long-term Debt (Note 7) ..............       335,451        356,918
                                          -----------    -----------

    Total Capitalization ..............       875,887        885,128
                                          -----------    -----------

Current Liabilities
 Current maturities of long-term debt .        35,100         39,507
 Notes payable ........................        50,000         18,000
 Accounts payable .....................        36,746         23,591
 Dividends payable ....................         9,913          9,913
 Accrued taxes and interest ...........          (162)         6,334
 Accrued vacation .....................         4,344          4,400
 Customer deposits ....................         4,471          4,248
 Other ................................         7,545          7,932
                                          -----------    -----------
    Total Current Liabilities .........       147,957        113,925
                                          -----------    -----------

Deferred Credits and Other Liabilities
 Regulatory liabilities (Note 2) ......        87,039         81,065
 Operating reserves ...................         6,294          5,995
 Other ................................        19,101         27,251
                                          -----------    -----------
  Total Deferred Credits and
   Other Liabilities ..................       112,434        114,311
                                          -----------    -----------

Deferred Income Tax (Note 4) ..........       199,621        202,674
                                          -----------    -----------

Commitments and contingencies
  (Notes 2, 3 and 9) ..................            --             --

 TOTAL CAPITALIZATION AND LIABILITIES .   $ 1,335,899    $ 1,316,038
                                          ===========    ===========

                                    EXHIBIT A

                     TOTAL ASSETS, TOTAL OPERATING REVENUES
                                AND NET INCOME OF
                              CH ENERGY GROUP, INC.
                             AS OF DECEMBER 31, 1999
                     --------------------------------------

CONSOLIDATED STATEMENT OF INCOME
(In Thousands)
                                        Year ended December 31,
                                     1999        1998         1997
                                     ----        ----         ----
Operating Revenues
  Electric ....................   $ 427,809    $ 418,507   $ 416,429
  Gas .........................      94,131       84,962     103,848
                                  ---------    ---------   ---------
    Total Operating Revenues ..     521,940      503,469     520,277
                                  ---------    ---------   ---------

Operating Expenses
 Operation:
  Fuel used in electric
   generation .................      85,848       84,688      66,117
  Purchased electricity .......      45,731       40,573      55,864
  Purchased natural gas .......      53,957       44,964      61,514
  Other expenses of operation .      98,613       96,247     101,219
 Maintenance ..................      28,213       26,904      27,574
 Depreciation and amortization
 (Note 1) .....................      46,913       45,560      43,864
 Taxes, other than income
  tax .........................      64,269       63,458      64,879
 Federal income tax
 (Note 4) .....................      27,758       29,775      29,190
                                  ---------    ---------   ---------
    Total Operating Expenses ..     451,302      432,169     450,221
                                  ---------    ---------   ---------

Operating Income ..............      70,638       71,300      70,056
                                  ---------    ---------   ---------

Other Income
  Equity Earnings - Competitive
   Business Affiliates ........           4          756         362
  Allowance for equity funds
   used during construction
   (Note 1) ...................          --          585         387
  Federal income tax (Note 4) .      (1,167)       1,187       2,953
  Other - net .................      11,942        6,070       7,717
                                  ---------    ---------   ---------
    Total Other Income ........      10,779        8,598      11,419
                                  ---------    ---------   ---------

Income before Interest
  Charges .....................      81,417       79,898      81,475
                                  ---------    ---------   ---------

                               ------------------

CONSOLIDATED STATEMENT OF INCOME (CONT'D)
(In Thousands)
                                       Year ended December 31,
                                  1999         1998        1997
                                  ----         ----        ----

Interest Charges
 Interest on long-term debt .     24,151      23,115      23,097
 Other interest .............      4,860       3,639       2,647
 Allowance for borrowed
  funds used during
  construction (Note 1) .....       (390)       (324)       (261)
 Amortization of expense on
  debt ......................        993         924         906
                                --------    --------    --------
   Total Interest Charges ...     29,614      27,354      26,389
                                --------    --------    --------

Preferred Stock Dividends of
 Central Hudson .............      3,230       3,230       3,230
                                --------    --------    --------

Net Income ..................   $ 48,573    $ 49,314    $ 51,856
                                ========    ========    ========

Common Stock:
  Average shares outstanding
  (000s) ....................     16,862      17,034      17,435
  Earnings per share (basic
   and diluted) .............   $   2.88    $   2.90    $   2.97

CONSOLIDATED STATEMENT OF RETAINED EARNINGS
(In Thousands)
                                       Year ended December 31,
                                   1999        1998        1997
                                   ----        ----        ----

Balance at beginning of
 year ......................   $ 133,287    $ 120,540    $ 105,821

Net Income .................      48,573       49,314       51,856

Common Stock Retirement
  (cancellation) ...........     (12,642)          --           --

Dividends declared:
  On common stock ($2.16 per
   share 1999; $2.155 per
   share 1998; $2.135 per
   share 1997 ..............     (36,422)     (36,567)     (37,137)
                               ---------    ---------    ---------


Balance at end of year .....   $ 132,796    $ 133,287    $ 120,540
                               =========    =========    =========

CONSOLIDATED STATEMENT OF CASH FLOWS
(In Thousands)                                 Year ended December 31,
                                            1999        1998         1997
                                            ----        ----         ----
Operating Activities
  Net Income ........................   $  48,573    $  49,314    $  51,856
  Adjustments to reconcile net
         income to net cash provided
         by operating activities:
       Depreciation and amortization
            including nuclear fuel
            amortization ............      51,186       49,011       48,348
     Deferred income taxes, net .....       4,219         (116)      14,077
     Allowance for equity funds used
          during construction .......          --         (585)        (387)
     Nine Mile 2 Plant deferred
          finance charges, net ......      (4,855)      (4,855)      (4,855)
     Provisions for uncollectibles ..       2,930        2,639        3,493
     Net accrued deferred pension
      costs .........................     (10,968)     (12,277)      (8,555)
         Deferred gas costs .........       3,080        1,072        3,475
         Deferred gas refunds .......         (19)      (1,640)       1,695
     Other - net ....................       9,423        4,888        7,233
  Changes in current assets and
   liabilities, net:
     Accounts receivable and unbilled
          utility revenues ..........     (15,474)         (46)      (4,420)
     Materials and supplies .........      (7,898)         513        3,995
     Special deposits and
          prepayments ...............      17,291      (20,613)        (770)
     Accounts payable ...............      13,155         (777)      (1,769)
     Accrued taxes and interest .....      (6,665)       3,094       (2,107)
     Other current liabilities ......        (175)       1,695          (61)
                                        ---------    ---------    ---------
  Net cash provided by operating
   activities .......................     103,803       71,317      111,248
                                        ---------    ---------    ---------


                               EXHIBIT A (CONT'D)

CONSOLIDATED STATEMENT OF CASH FLOWS (CONT'D)
(In Thousands)                                          1999       1998         1997
                                                        ----       ----         ----
Investing Activities
  Additions to plant ..........................     (46,495)     (45,661)       (43,868)
  Allowance for equity funds used
   during construction ........................          --          585            387
                                                  ---------    ---------      ---------
  Net additions to plant ......................     (46,495)     (45,076)       (43,481)
  Competitive Business Affiliates
   fixed asset additions ......................     (11,945)     (19,460)            --
  Nine Mile 2 Plant decommissioning
   trust fund .................................        (868)        (868)          (868)
  Other - net .................................        (589)        (801)           396
                                                  ---------    ---------      ---------
  Net cash used in investing
   activities .................................     (59,897)     (66,205)       (43,953)
                                                  ---------    ---------      ---------

Financing Activities Proceeds from issuance of:
    long-term debt ............................     176,250       35,250          2,000
  Net borrowings (repayments) of
   short-term debt ............................      32,000       18,000        (15,600)
  Retirement & redemption
   of long-term debt ..........................    (201,318)      (2,466)        (2,282)
  Dividends paid on common
   stock ......................................     (36,422)     (36,706)       (37,196)
  Debt issuance costs .........................      (4,530)          --             --
  Reacquired capital stock ....................          --      (17,745)        (9,398)
                                                  ---------    ---------      ---------
  Net cash used in financing
   activities .................................     (34,020)      (3,667)      (62,476)
                                                  ---------    ---------      ---------


Net Change in Cash and Cash
 Equivalents ..................................       9,886        1,445          4,819
Cash and Cash Equivalents at
 Beginning of Year ............................      10,499        9,054          4,235
                                                  ---------    ---------      ---------
Cash and Cash Equivalents at End
 of Year ......................................   $  20,385    $  10,499      $   9,054
                                                  =========    =========      =========

Supplemental Disclosure of Cash
 Flow Information
    Interest paid (net of amounts
    capitalized) ..............................   $  26,307    $  24,002      $  24,309
    Federal income taxes paid .................      29,025       26,900         17,111

                                    EXHIBIT B

                             FINANCIAL DATA SCHEDULE


                      Schedule of Financial and Other Data
                Of Registrant (Claimant) on a Consolidated Basis
                             As of December 31, 1999


Item No.          Caption Heading

1.          Total Assets ($000):                               $1,335,899

2.          Total Operating Revenues ($000):                   $  521,939

3.          Net Income ($000):                                 $   51,880

                                    EXHIBIT C

                               ORGANIZATION CHART
                            (AS OF DECEMBER 31, 1999)

        Reference is made to Items 1 and 4 of this Form U-3A-2 for a description of the companies in Claimant's Holding Company System. Claimant, directly or indirectly, owns 100% of all affiliated companies.

                                                             Claimant
                                                                 |
                      - - - - - - - - - - - - - - - - - - - - - -
                      |                                          |
                 Central                                     Services
                 Hudson                                          |
                      |                                - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                - - - - - -                           |                                      |                |
                Phoenix                               CHEC                               Resources*       Greene
                                                        |                                    |            Point
                                              - - - - - - - - - - -                    - - - - - - -
                                              |                    |                   |            |
                                         Scasco                 Prime                 CH           CH
                                              |              Industrial             Niagara      Syracuse
                                              |
                                         Island
                                         Sound**


--------
*     EWG
** Merged into Scasco effective 12/31/99.